                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(X)  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the fiscal year ended December 31, 1999

     Commission File Number 1-5725

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Nichols 401(k) Savings Plan for Hourly Employees.

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Quanex Corporation
          1900 West Loop South, Suite 1500
          Houston, TX 77027
          (713) 961-4600



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INDEPENDENT AUDITORS' REPORT

The Benefits Committee
Quanex Corporation
Houston, Texas

Re: Nichols 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Nichols 401(k) Savings Plan for Hourly Employees ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

June 2, 2000


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                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  DECEMBER 31,
                                           ----------------------------
                                              1999             1998
                                           -----------      -----------
Assets:
  Investments at fair value (See Note C)   $20,822,972      $16,185,589

  Participant loans                            777,265          713,260

  Employee contributions receivable             90,954           84,292
  Employer contributions receivable             79,614           81,314
                                           -----------      -----------
                                               170,568          165,606
                                           -----------      -----------

Net assets available for benefits          $21,770,805      $17,064,455
                                           ===========      ===========


                       See notes to financial statements

                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                      DECEMBER 31,
                                                             ------------------------------
                                                                1999                1998
                                                             -----------        -----------
Investment income:
     Interest and dividends                                  $ 1,594,367        $   920,405
     Net appreciation in fair value
       of investments (see Note C)                             1,614,744          1,981,110
                                                             -----------        -----------
               Total                                           3,209,111          2,901,515
                                                             -----------        -----------

Contributions:
     Employer net of forfeitures                                 789,795            737,916
     Employee                                                  1,006,744            806,532
                                                             -----------        -----------
               Total                                           1,796,539          1,544,448
                                                             -----------        -----------

Interest on participant loans                                     61,177             54,515
Transfer of assets and participants' loans from the
  Decatur Aluminum Corp. Hourly Employees 401(k) Plan            291,816                 --
                                                             -----------        -----------
               Total additions                                 5,358,643          4,500,478
                                                             -----------        -----------

Benefit payments                                                 649,264            729,922
Administrative fees (see Note D)                                   3,029              2,836
                                                             -----------        -----------
               Total deductions                                  652,293            732,758
                                                             -----------        -----------

Increase in net assets available
  for benefits                                                 4,706,350          3,767,720

Net assets available for benefits:
     Beginning of year                                        17,064,455         13,296,735
                                                             -----------        -----------
     End of year                                             $21,770,805        $17,064,455
                                                             ===========        ===========


                        See notes to financial statements

                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

A.   DESCRIPTION OF THE PLAN

     The following description of the Nichols 401(k) Savings Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

     (1) General. The Plan, sponsored by Quanex Corporation (the "Company") and Nichols Aluminum - Alabama, Inc., was established on October 1, 1987 and was amended and restated in its entirety in June 1999. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa and Decatur, Alabama facilities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Fidelity Management Trust Company ("Fidelity" or the "Trustee") holds the assets of the Plan in trust. The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

          Effective January 1, 1999 the name of the Plan was changed to the Nichols 401(k) Savings Plan for Hourly Employees. Effective July 1, 1999 the Decatur Aluminum Corp. Hourly Employees' 401(k) Retirement Plan was merged into the Plan.

     (2) Contributions. Participants may elect to reduce the current level of his/her compensation from 1% to 15% by contributing on a pre-tax basis as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with at least one year of service.

     (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based on individual participant account balances as of the end of the period in which the income is earned.

     (4) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

     (5) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. Terminated participants with account balances of less than $5,000 will automatically receive a lump sum distribution.


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     (6)  Loans. Loans may be granted to a participant of the Plan at the
          Committee's discretion. Loan terms range up to five years or seven years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

     (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     (4) Administrative Expenses. The Company pays administrative expenses of the Plan, except loan set up and carrying fees and redemption fees imposed on certain Fidelity funds.

     (5)  Payment of Benefits. Benefit payments are recorded when paid.

C.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                      December 31,   December 31,
                                                          1999           1998
                                                      -----------    ------------
Fidelity Magellan Fund                                 $4,016,271     $3,430,108
Fidelity Contrafund                                     2,292,618      2,047,947
Fidelity Growth and Income Fund                         4,724,223      5,154,650
Fidelity Balanced Fund                                  1,083,848        973,619
Fidelity Government Money Market Fund                   3,893,899      2,800,706
Quanex Corporation unitized common stock                1,525,235        244,895
Common / Commingled Trust                               1,594,176        479,821

     During the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,614,744 and $1,981,110, respectively, as follows:

                                                       1999              1998
                                                    ----------        ----------
Fidelity mutual funds                               $1,049,447        $1,972,578
Quanex unitized common stock                           565,297             8,532
Common / Commingled trust                                   --                --
                                                    ----------        ----------
                                                    $1,614,744        $1,981,110
                                                    ==========        ==========

D.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $3,029 and $2,836 for the years ended December 31, 1999 and 1998, respectively. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 1999 and 1998, the value of Quanex Corporation common stock held by the Plan was $1,525,235 and $244,895, respectively.

E.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated June 18, 1993. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.   TRANSFER OF ASSETS

     The assets and participant loans of the Decatur Aluminum Corp. Hourly Employees 401(k) Retirement Plan were transferred to the Plan on July 1, 1999.

                SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
                NICHOLS 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1999

                                                Shares/                     Current
                                               Par Value       Cost          Value
                                               ---------   -----------   -----------
Fidelity Mutual Fund Assets:
      Puritan Fund*                               10,368       194,998       197,304
      Magellan Fund*                              29,395     2,758,253     4,016,271
      Contrafund*                                 38,197     1,754,023     2,292,618
      Growth and Income Fund*                    100,174     3,210,606     4,724,223
      Retirement Growth Fund*                     15,044       352,748       388,898
      Overseas Fund*                               7,244       258,941       347,774
      Balanced Fund*                              70,563     1,042,158     1,083,848
      Blue Chip Fund*                              6,907       359,804       415,282
      Asset Manager Fund*                            132         2,382         2,425
      Low-Priced Stock Fund*                       2,614        64,715        59,170
      Government Money Market Fund*            3,893,899     3,893,899     3,893,899
Neuberger & Berman Partners Trust Fund               295         5,598         5,298
Templeton Foreign Fund                            24,648       265,179       276,551
                                                           -----------   -----------
                  Total Mutual Fund Assets                  14,163,304    17,703,561

Quanex Corporation unitized common stock*        123,802     1,326,739     1,525,235
Common/Commingled Trust*                       1,594,176     1,594,176     1,594,176
Participant loans (bearing interest rates
   from 7.85% to 11%)                                          777,265       777,265
                                                           -----------   -----------

                  Total Investments                        $17,861,484   $21,600,237
                                                           ===========   ===========

* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                Nichols 401(k) Savings Plan for Hourly Employees



Date:  June 19, 2000                   /s/ Viren M. Parikh
                                       -----------------------------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS

23.1     Independents Auditor's Consent